Exhibit (a)(5)(A)
CenterPoint Energy Announces Redemption of its 3.75 Percent
Convertible Senior Notes Due 2023
HOUSTON — April 16, 2008 — CenterPoint Energy, Inc. (NYSE: CNP) today announced the planned redemption of all of its outstanding 3.75 percent Convertible Senior Notes due 2023 (Old Notes) and 3.75 percent Convertible Senior Notes, Series B due 2023 (New Notes) on May 30, 2008 (Redemption Date). The redemption price will be $1,000 in cash plus accrued and unpaid interest, including contingent interest, if any, to the Redemption Date. The amount of regular interest that will be payable with respect to the notes on the Redemption Date is $1.56 per $1,000 principal amount. Pursuant to the indenture governing the notes, the amount of contingent interest that will be payable with respect to the notes on the Redemption Date, if any, will be determined by reference to the average trading price of the notes for the five business days ending on May 13, 2008.
The Old Notes are currently convertible into shares of CenterPoint Energy’s common stock. The New Notes are currently convertible into cash or, at CenterPoint Energy’s option, a combination of cash and shares of CenterPoint Energy’s common stock. The current conversion rate of the notes is 89.4381 shares of CenterPoint Energy’s common stock per $1,000 principal amount of the notes, so long as specified conditions are met and subject to adjustments under certain circumstances. The notes may be converted at any time before 5 p.m. EDT on the Redemption Date. With respect to the Old Notes, CenterPoint Energy will satisfy its conversion obligation by delivering shares of CenterPoint Energy’s common stock. With respect to the New Notes, CenterPoint Energy will satisfy its conversion obligation by paying an amount in cash equal to the lesser of the aggregate principal amount of New Notes being converted and CenterPoint Energy’s conversion obligation with respect to such New Notes, and by delivering shares of CenterPoint Energy’s common stock to the extent that the conversion obligation exceeds the aggregate principal amount of New Notes being converted. On the Redemption Date, the notes will be redeemed unless they are converted prior to 5 p.m. EDT on the Redemption Date.
Holders of notes at 5 p.m. EDT on May 1, 2008, the regular record date for the May 15, 2008 interest payment on the notes, will receive interest in the amount of $18.75 per $1,000 principal amount of notes payable on May 15, 2008. Notes surrendered for conversion by holders during the period from 5 p.m. EDT on May 1, 2008 to 9 a.m. EDT on May 15, 2008, must be accompanied by a payment of $18.75 per $1,000 principal amount of notes surrendered for conversion, which amount equals the regular interest payment that the holder is to receive on the notes. Holders that submit notes for conversion after 9 a.m. EDT on May 15, 2008, need not submit any interest payment in connection with the conversion.
CenterPoint Energy, Inc., headquartered in Houston, Texas, is a domestic energy delivery company that includes electric transmission & distribution, natural gas distribution, competitive natural gas sales and services, interstate pipelines and field services operations. The company serves more than five million metered customers primarily in Arkansas, Louisiana, Minnesota, Mississippi, Oklahoma, and Texas. Assets total over $17 billion. With about 8,600 employees, CenterPoint Energy and its predecessor companies have been in business for more than 130 years. For more information, visit CenterPoint Energy’s website at www.CenterPointEnergy.com.